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                                STATE OF ARIZONA
                            DEPARTMENT OF INSURANCE


IN RE STATEMENT REGARDING THE         )   No.
ACQUISITION OF CONTROL OF OR          )
MERGER WITH A DOMESTIC INSURER        )   PETITION OF CENDANT
(FORM A) OF AMERICAN INTERNATIONAL    )   CORPORATION AND SEASON
GROUP, INC., A DELAWARE               )   ACQUISITION CORP. TO DEFER
CORPORATION, AND AIGF, INC., A        )   HEARING AND TO INTERVENE
FLORIDA CORPORATION, RELATING TO      )   AND TO CONSOLIDATE WITH
CONDEAUX LIFE INSURANCE COMPANY       )   RELATED PROCEEDING
AND AMERICAN RELIABLE INSURANCE       )
COMPANY                               )




                                  INTRODUCTION

                  American International Group, Inc. and AIGF, Inc. (collectively, "AIG") are seeking to acquire control of American Bankers Insurance Group, Inc. and its subsidiaries (collectively, "American Bankers") on terms and under circumstances that are inequitable to American Bankers' shareholders, that may substantially lessen competition in Arizona's inland marine insurance market, and that raise issues concerning the "competence, experience and integrity" of AIG and those persons who control AIG. AIG is intent on acquiring American Bankers before American Bankers' shareholders can consider other alternatives, including a superior offer from petitioner Season Acquisition Corp., a wholly owned subsidiary of petitioner Cendant Corporation (collectively, "Cendant").

                  As explained in this petition, the circumstances surrounding AIG's proposed acquisition of American Bankers (at a price that is $500 million less than Cendant has offered to pay) are highly irregular and require the Department's careful scrutiny. Cendant understands that





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the Department has scheduled a hearing on AIG's request for regulatory approval to acquire American Bankers for March 6, 1998. American Bankers' shareholders are to vote on the proposed merger on March 4 and 6, 1998. Because a number of serious issues are raised by AIG's application, and in order to avoid what may be a wholly unnecessary hearing in the event that American Bankers' reject the merger, Cendant requests that the Department defer the hearing on AIG's application until after the results of the shareholder vote on the proposed AIG/American Bankers merger are known. Cendant further seeks to intervene in AIG's Form A proceeding, consolidate that proceeding with Cendant's own Form A proceeding, and demonstrate to the Department that AIG's Form A Application should not be approved.

                              SUMMARY OF ARGUMENT

                  In December 1997, after receiving a friendly inquiry from Cendant regarding a possible business combination, American Bankers (whose subsidiaries include Arizona domiciliaries Condeaux Life Insurance Company and American Reliable Insurance Company) rushed to finalize a merger agreement with AIG. A condition of the proposed merger required AIG to submit to the Department its pending Form A Application (the "AIG Form A Application"). In connection with the proposed merger agreement, AIG offered to pay $47 per share for American Bankers' common stock. AIG itself estimated the value of this transaction to be $2.2 billion. American Bankers' preferred and common shareholders are scheduled to vote on the proposed merger on March 4 and 6, 1998, respectively.

                  Fearing additional interest from other entities, including in particular Cendant, AIG and American Bankers drafted into their agreement provisions designed to prevent




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American Bankers from entertaining or consummating a combination with any other potential acquirer. These terms include: (i) a "no shop" provision that expressly prohibits American Bankers from soliciting, negotiating or entertaining competing offers for 120 days; (ii) a lock-up option that gives
AIG the right to purchase 19.9% of American Bankers common stock, an amount that, together with a voting agreement with certain of American Bankers' senior executives, may allow AIG to block any competing merger bid; (iii) a 180-day non-termination period that prevents American Bankers from terminating the merger agreement with AIG; and (iv) a "break up" fee penalty provision that calls for American Bankers to pay AIG $66 million if the proposed merger fails to be consummated.

                  A particularly egregious aspect, from the shareholders' perspective, of the AIG/American Bankers merger agreement is the lock-up option, which gives AIG an option to buy 19.9% of outstanding American Bankers common stock no matter how superior the terms of a competing bid may be to American Bankers' shareholders and policyholders. The option is included in the merger agreement solely as a defensive weapon, guaranteeing the survival of the AIG/American Bankers merger agreement even in the face of a superior rival offer.

                  On January 27, 1998, Cendant made a competing offer to purchase American Bankers for $58 per share, for a total price of approximately $2.7 billion, or $500 million more than AIG's offer. Cendant's proposal for the acquisition of American Bankers presently is the subject of a Form A Application before the Department, submitted on January 27, 1998 (and entitled Application for Approval of the Acquisition of Control of American Reliable Insurance

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Company and Condeaux Life Insurance Company, subsidiaries of American Bankers
Insurance Group, Inc. (the "Cendant Form A Application")).

                  AIG sought to foreclose Cendant's offer by immediately seeking to exercise the 19.9% lock-up option by hurriedly giving notice to American Bankers of its intent to exercise the option. In public filings, AIG states that it gave American Bankers the required notice to exercise the option, which suggests under the terms of the option that the option will have been exercised and closed by February 10. In fact, however, the option cannot be exercised without the approval of a number of state insurance commissions, including Arizona's, which approval has not yet been obtained. The statement's obvious intended effect is to give American Bankers' shareholders and others the impression that the option has been exercised, thus making the AIG merger inevitable and any competing bids for American Bankers futile. That this is the only purpose of the lock-up option is confirmed by the fact that, even if AIG does purchase the shares under the option, it may not vote them in favor of the proposed merger.(1)

                  The actions of AIG and American Bankers have been in obvious and complete disregard of the interests of American Bankers' shareholders and policyholders. Further, the impact in Arizona of these actions will be significant and harmful. In particular, the proposed

--------
(1) In a Form A application filed in Texas, AIG seeks separate and/or alternative approval of the lock-up option. [Appendix Tab A (Texas Form A at 3 (January 9, 1998) ("In addition to the acquisition of control through the Merger as described above, this Statement of Acquisition seeks the Department's approval (to the extent required) for any future exercise of the full amount of the Option or any lesser amount which would trigger the statutory prior approval threshold set forth in the Insurance Code."))] Cendant believes (but does not know, because AIG's Arizona Form A has not been publicly disclosed) that AIG seeks that same approval in its Arizona Form A.

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AIG/American Bankers merger will likely substantially lessen competition in the market for certain types of insurance in this state. Still further, it appears from other filings by AIG and American Bankers that the Department has not been provided with all information required in a Form A filing, including, specifically, information about the identifies and background of all persons who are controlling persons of AIG and who would be controlling persons of American Bankers, in particular AIG's Chairman, Maurice R. Greenberg, who controls AIG through his control of Starr International, Inc., the Starr Foundation and C.V. Starr & Co. and, among other things, their interlocking directorships.

                  The Department should defer its scheduled hearing on AIG's Form A Application until such time as American Bankers' shareholders have voted on the proposed AIG/American Bankers merger and the results of the voting are known. First, this deferral will permit the Department and all parties who may participate in the hearing to avoid expending valuable time and resources on what will essentially be a futile exercise should American Bankers' shareholders not approve the proposed merger. Second, deferral will permit AIG's and Cendant's positions to be considered by American Bankers' shareholders on an even footing, without permitting AIG to seize unfair advantage over Cendant by intimating to the shareholders that regulatory approval of AIG's proposed transaction is imminent while approval for Season's proposal will come only at some future time, if at all.

                  Moreover, in order to permit the matters raised by AIG's Form A Application to receive a thorough and complete review by the Department, Cendant seeks: (i) permission to intervene in the process of the Department's review of AIG's Form A Application to

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ensure that a full and fair proceeding may be organized, scheduled and conducted; (ii) consolidation of this proceeding with the proceeding to approve the Cendant Form A Application; and (iii) the exchange and public filing of the AIG Form A Application and the Cendant Form A Application so that these interested parties can prepare their presentations such that the Department may base its determination on the fullest and fairest record possible.

                                     FACTS
              1.  THE PARTIES.

                  Petitioner Cendant Corporation, a Delaware corporation headquartered in Stamford, Connecticut and Parsippany, New Jersey, is a global provider of direct marketing and other services to consumers in the travel, real estate and insurance industries through its many subsidiaries, which include Days Inns of America, Inc., Century 21 Real Estate Corporation, Coldwell Banker Corporation, Ramada Franchise Systems, Inc., Super 8 Motels, Inc. and Resort Condominiums, Inc. Cendant Corporation is the beneficial owner of 371,200 shares of American Bankers common stock and 99,900 shares of American Bankers preferred stock. Petitioner Season Acquisition Corp., a wholly owned subsidiary of Cendant Corporation, is a New Jersey corporation with its principal offices in Parsippany, New Jersey.

                  AIG is a Delaware corporation with its principal executive office in New York, New York. AIG is a holding company engaged primarily in the general and life insurance businesses in the United States and abroad. AIGF is a Florida corporation and a wholly owned subsidiary of AIG.

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                  Upon information and belief, AIG is controlled by Starr
International, Inc. (which owns 16.1% of AIG's outstanding common stock) and its Chairman, Maurice R. Greenberg. Mr. Greenberg controls approximately 25% of the outstanding shares of AIG common stock through: (i) individual ownership of 2.3% of AIG's common stock, (ii) control of Starr International, Inc., The Starr Foundation, and C.V. Starr & Co. (private companies that own 16.1%, 3.6% and 2.4% of AIG's outstanding common stock, respectively) and (iii) the use of interlocking directorships. [Appendix Tab B (AIG's Schedule 14A dated
April 4, 1997)]

                  American Bankers is a Florida corporation with its principal place of business in Miami, Florida. Through its insurer subsidiaries, American Bankers is an insurer providing primarily credit-related insurance products in the United States, Canada, Latin America, the Caribbean and the United Kingdom. American Bankers' insurance products are sold primarily through financial institutions and other entities that provide consumer financing as a regular part of their business. American Reliable Insurance Company is an Arizona insurance company and a wholly owned subsidiary of American Bankers. Condeaux Life Insurance Company is an Arizona domiciled subsidiary of American Bankers Reinsurance Company, a Turks & Caicos insurance corporation, which in turn is a wholly owned subsidiary of American Bankers.

              2.  THE AIG/AMERICAN BANKERS MERGER AGREEMENT.

                  On December 22, 1997, AIG and American Bankers announced that they had entered into a merger agreement whereby AIG, through its wholly owned subsidiary AIGF, would acquire 100% of the outstanding capital stock of American Bankers in exchange for a combination of AIG stock and cash valued at $47 per common share. The merger agreement provided for a two-step transaction.

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First, AIG would purchase 51% of American Bankers' outstanding common stock for
$47 per share. Then, American Bankers would merge into AIG's wholly owned subsidiary, AIGF. [Appendix Tab C (AIG's press release announcing the proposed transaction] American Bankers' shareholders are to vote on the proposed merger on March 4 and 6, 1998.

                  As discussed above, among the arsenal of defensive weapons built into the agreement to insure a sale to AIG is a lock-up option that grants AIG the right to purchase 19.9% of the shares of American Bankers common stock. AIG has admitted in a Form S-4 filed with the SEC that its purchase of these shares "may delay or make more difficult an acquisition of American Bankers by a person other than AIG," "could have the effect of making an acquisition of American Bankers by a third party more costly" and "could also jeopardize the ability of a third party to acquire American Bankers in a transaction accounted for as a pooling of interests." [Appendix Tab D (AIG's Form S-4 without attachments)]

                  AIG and American Bankers have estimated the total value of their proposed transaction to be approximately $2.2 billion dollars. The merger agreement's one-sided lock-up option, no-shop provision, non-termination period and break-up fee are specifically designed to prevent American Bankers from seeking a better deal for its shareholders and policyholders.

              3.  THE CENDANT OFFER.

                  Months before American Bankers and AIG announced their merger agreement, Cendant contacted the president of American Bankers hoping to discuss Cendant's serious interest in acquiring American Bankers:

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                  "Several months ago one of our senior executives had
                  discussed with [American Bankers President and CEO] Mr. Gaston our interest in pursuing a business combination with American Bankers. As recently as December of [1997], in response to our inquiry as to whether American Bankers was engaged in discussions relating to an acquisition and to our expression of Cendant's strong interest in exploring such a transaction with American Bankers, Mr. Gaston said that American Bankers was not pursuing any acquisition transaction, and suggested that he meet with our senior executive in early January to discuss the matter further..." (Emphasis added).

[Appendix Tab E (January 27, 1998 Letter of Henry Silverman, CEO, Cendant Corporation, and Walter Forbes, Chairman, Cendant Corp., to Board of Directors, American Bankers)]

                  American Bankers refused to engage in any discussions with Cendant and, despite the fact that it had assured Cendant otherwise, American Bankers was actively negotiating a merger with AIG. Indeed, American Bankers has not negotiated with any party other than AIG to seek the best price for the benefit of American Bankers' shareholders and has bound itself to a lock-up provision intended to render futile any superior merger bids.

                  On January 27, 1998, Cendant made a competing offer to purchase American Bankers at a price of $58 per share, for a total package worth approximately $2.7 billion dollars -- $500 million dollars more than offered by AIG. [Appendix Tab F (Cendant's press release); Cendant Form A, Ex. A-1 (Season's tender offer)]

              4.  AIG'S ARIZONA FORM A APPLICATION.

                  Cendant believes that AIG and AIGF have filed with the Department a Statement Regarding the Acquisition of Control of or Merger with a Domestic Insurer (referred to as "the AIG Form A Application") seeking approval to consummate the merger transaction as well as the 19.9% "lock-up" option. Because the Department treats Form A materials as confidential,

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Cendant has not seen the AIG Form A Application, and no notices pertaining to the AIG Form A Application have been made public. Cendant further believes that no Form A Application has been filed by Maurice Greenberg, Starr International, Inc., or any the other members of the group controlling AIG, i.e., the Starr Foundation, C.V. Starr & Co. and certain officers and directors of AIG. Cendant also believes that the Department has scheduled a hearing on AIG's Form A Application for March 6, 1998.

              5.  AIG'S OTHER FORM A APPLICATIONS.

                  Arizona is not the only state that must approve any acquisition of American Bankers. In Texas, AIG's Form A application is publicly filed.

                  On its face, AIG's Texas Form A reveals critical gaps in information that are essential to a Form A Application. For example, AIG has failed to disclose any information relating to the control of AIG by Starr International, Inc., which owns 16.1% of AIG's voting securities, or its chairman, Maurice R. Greenberg, who, as set forth above, effectively controls approximately 25% of the outstanding shares of AIG common stock by virtue of his control of Starr International, Inc., the Starr Foundation, C.V. Starr & Co. and certain officers and directors of AIG. That failure is a violation of Texas law, Texas Ins. Code Art. 21.49-1 ss. 5, and suggests that those involved in the attempted acquisition on AIG's behalf have not been sufficiently forthcoming with the Texas insurance regulators.

                  In Texas, AIG also seeks separate approval of the exercise of its unlawful option to acquire 19.9% of American Bankers' outstanding common stock at a bargain price of $47 per share. Presumably, AIG seeks the same approval in its Arizona Form A Application (a fact that

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Cendant believes, but cannot state with certainty unless and until it is given access to the AIG Arizona Form A Application). As explained, regulatory approval of the lock-up option would substantially and negatively affect the prospects for a better offer to emerge for American Bankers' shareholders.

              6.  THE CENDANT FLORIDA LAWSUIT.

                  On January 27, 1998, Cendant filed a complaint (which was amended on February 2, 1998) in the United States District Court for the Southern District of Florida against American Bankers, its board of directors, AIG and AIGF alleging that American Bankers and its board, aided and abetted by AIG and AIGF, harmed their shareholders by entering into the unlawful merger agreement. [Appendix Tab G (Cendant's Amended Complaint)]

                  In brief, the complaint alleges that the merger agreement between AIG and American Bankers is unlawful and harmful to American Bankers' shareholders because its provisions seek to preclude American Bankers from considering any competing acquisition offers (such as the Cendant offer), and selecting the offer that is in the best interests of its shareholders.

                  The complaint also sets forth numerous misrepresentations and omissions of material fact by AIG. For example, the complaint asserts that AIG has violated the disclosure requirements of the federal securities laws by failing to disclose that it is controlled by Maurice Greenberg through his personal holdings in AIG and the holdings of a control group -- namely, Starr International, Inc., The Starr Foundation, C.V. Starr & Co. and certain officers and directors of AIG. Further, the complaint alleges that the defendants have issued to American

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Bankers' shareholders a misleading proxy statement that: (i) creates the impression that AIG already has exercised its lock-up option; (ii) fails adequately to disclose that the Department and other regulators have not yet given the required approvals for this action; (iii) falsely indicates that the merger is expected to close in March 1988; (iv) misleadingly fails to reveal that projected "expense savings" achieved by the merger will be the result of job cut-backs; and (v) disingenuously omits any reference to the acquisition offer that has emerged since AIG and American Bankers entered their agreement, i.e., Cendant's superior offer.

                  In connection with the Florida lawsuit, Cendant proposed that the parties enter a confidentiality stipulation pursuant to which information obtained in the litigation could be used in the Form A proceedings in Arizona and American Bankers' other domiciliary states. AIG and American Bankers have balked at this proposal, and refused to allow certain information obtained in the Florida lawsuit to be shared with the state insurance regulators. [Appendix Tab H (February 3, 1998 Letter of Seth C. Farber, counsel for American Bankers, refusing to agree to disclosure of confidential information to insurance regulators)] Because a number of issues raised in Cendant's lawsuit bear directly on the issues before the Department in its consideration of AIG's Form A Application, this refusal raises the inference that AIG, as well as those persons who control AIG, are for some reason anxious to deprive insurance regulators of critical facts related to the merger agreement, its Form A Application and its proposed acquisition of American Bankers.

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                                    ARGUMENT

I. THE DEPARTMENT SHOULD DEFER A HEARING ON AIG'S FORM A APPLICATION UNTIL THE RESULTS OF THE SHAREHOLDER VOTE ARE KNOWN

                  Cendant understands that the Department has scheduled a hearing on AIG's Form A Application for March 6, 1998. This hearing, if held, will be conducted a mere two days after American Bankers' preferred shareholders vote on the AIG merger proposal and the same day as American Bankers' common shareholders vote on the merger.

                  The most prudent course for the Department to take under these circumstances is to defer any hearing on the AIG Form A Application until such time as the results of the shareholder vote will be known. Shareholder disapproval of the AIG/American Bankers merger - a result that is not unlikely given that AIG offers American Bankers' shareholders $500 million less than does Cendant - would effectively moot AIG's request for approval to acquire American Bankers. In such an event, it would be a waste of the Department's resources, as well as those of all who will participate in a hearing on AIG's Form A Application, to have conducted the hearing. On the other hand, there exist no compelling reasons to conduct a hearing before the results of the shareholder vote are known. Receipt of regulatory approval by AIG is not required before American Bankers' shareholders vote on the merger proposal. Moreover, the absence of regulatory approval at the time of the shareholder vote will not have any impact upon AIG's ultimate success or failure in its attempt to acquire American Bankers. Shareholder and regulatory approval are both conditions of the merger, each entirely distinct from the other. If the AIG merger is approved by American Bankers' shareholders, AIG will have satisfied one

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condition to the merger. The Department can then conduct a hearing on AIG's
Form A Application to determine if approval should be granted and a further condition of the merger be satisfied. If the AIG merger does not receive shareholder approval, however, the need for a hearing by the Department will be obviated. Where there is a question regarding the legality or propriety of a proposed merger that is subject to a shareholder vote, deferral of any adjudicatory hearing on these issues pending the outcome of the shareholder vote is appropriate to avoid the conduct of an unnecessary hearing. See, e.g., D&N Financial Corp. v. RCM Partners Ltd. Partnership, 735 F. Supp. 1242, 1253 (D. Del. 1990) (court permitted vote based upon allegedly misleading proxies to proceed where it could set aside vote if necessary and proxies were found misleading); Equity Group Holdings v. DMG, Inc., 576 F. Supp. 1197, 1205 (S.D. Fla. 1983) (where shareholder vote could result in rejection of challenged merger and thus moot plaintiff's claim for relief, and where relief would be available to plaintiff in the event of shareholder approval, it was appropriate to allow vote to proceed); FMC Corp. v. R.P. Scherer Corp., 545 F. Supp. 318, 322 (D. Del. 1982) (court denied request for injunction against vote based upon allegedly misleading proxies where it could, set aside shareholder vote if it determined, after vote, that proxy materials were misleading); Wetter v. Ceasars World, Inc., 541 F. Supp. 68, 74 (D.N.J. 1982) (same); Bertoglio v. Texas Int'l Co., 472 F. Supp. 1017, 1021-22 (D. Del. 1979) (same); Clairedale Enterprises, Inc. v. C.I. Realty Investors, 423 F. Supp. 261, 264 (S.D.N.Y.
1976) (same).

                  Further, conducting a hearing as currently scheduled will greatly injure Cendant. As discussed more fully below, any action on AIG's Form A Application taken in advance of

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action on Cendant's own Form A Application and without the participation of
Cendant will give AIG a substantial and unjust advantage over Cendant in their pursuit of a merger with American Bankers. AIG appears unable or unwilling to compete with Cendant in terms of the price each has offered to pay for American Bankers. AIG must then seek some other means of securing the necessary vote of American Bankers' shareholders in support of its inferior merger proposal. Perhaps the only way that AIG can accomplish this is to give the impression to shareholders that regulatory approval of AIG's application is imminent, but approval of Cendant's application is only a possibility at some future time. A hearing on AIG's Form A Application scheduled at the time of the shareholder vote would provide AIG just this opportunity.

II.  THE LAW GOVERNING CONSIDERATION OF FORM A APPLICATIONS.

                  Under Arizona law, a proposed acquisition of control of a domestic insurer may not be consummated unless and until it is approved by the Director. A.R.S. ss. 20-481.07. The Director shall not approve the transaction if:

"he finds the tender offer for or request or invitation for tenders, merger or other acquisition of control:

                  1. Is contrary to law.

                  2. Is inequitable to the shareholders of any domestic insurer involved.

                  3. Would substantially reduce the security of and service to be rendered to policyholders of the domestic insurer in the state or elsewhere.

                  4. After the change of control the domestic insurer would
                     not be able to satisfy the requirements for the reissuance of a certificate of authority to write the

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                     line or lines of insurance for which it is presently
                     licensed.

                  5. The effect of the merger or other acquisition of control would substantially lessen competition in insurance in this state or tend to create a monopoly.

                  6. The financial condition of any acquiring party might
                     jeopardize the financial stability of the insurer or prejudice the interest of its policyholders.

                  7. The plans or proposals that the acquiring party has
                     to liquidate the insurer, sell its assets or consolidate or merge it with any person, or to make any other material change in its business or corporate structure or management, and unfair and unreasonable to policyholders of the insurer and are not in the public interest.

                  8. The competence, experience and integrity of those
                     persons who would control the operation of the insurer are such that it would not be in the interest of policyholders of the insurer and of the public to permit the merger or other acquisition of control.

                  9. The acquisition is likely to be hazardous or prejudicial to the insurance buying public."

A.R.S. ss. 20-481.07(A).

                  Here, based upon what Cendant has been able to determine as a result of its review of AIG's public filings and Texas Form A Application, but without knowledge of the contents of AIG's Form A Application in Arizona, it appears that, at a minimum, subsections (1), (2), (3), (5), (7) and (8) each independently prevents the approval of AIG's Form A Application. The following sections of this Petition: (i) demonstrate that Cendant has standing to intervene and assist the Department in its assessment of these issues; and (ii) detail the statutory obstacles to AIG's plan.

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III. CENDANT IS ENTITLED TO INTERVENE IN THE AIG FORM A
     PROCEEDINGS.

     1. AS A PERSON WHOSE INTERESTS WILL BE AFFECTED BY THE DECISION ON AIG'S FORM A APPLICATION, CENDANT IS ENTITLED TO
          INTERVENE.

                  Cendant has a statutory right to participate in the AIG Form A proceedings. Under A.R.S. ss. 20-481.07(B), a "person whose interests may be affected" by a Form A proceeding "shall have the right to present evidence, examine and cross-examine the witnesses and offer oral and written arguments at the hearing." As a shareholder of and competing bidder for American Bankers, Cendant's interests are clearly affected by the AIG Form A proceeding.

          2.  CENDANT'S STATUS AS A SHAREHOLDER ENTITLES IT TO INTERVENE.

                  Cendant is unquestionably a person whose interests Arizona's acquisition of control statute is designed to protect. A.R.S. ss. 20-481.07(A)(2) provides that, in evaluating a Form A application, the Department must consider whether the merger or acquisition "[i]s inequitable to the shareholders of any domestic insurer involved." As the owner of 371,200 shares of American Bankers common stock and 99,990 shares of American Bankers preferred stock, Cendant's interests are clearly at issue in the AIG Form A proceedings. Like all other American Bankers' shareholders, Cendant has been and continues to be harmed by the merger agreement's unlawful lock-up option and other preemptive weapons, which seek to foreclose any opportunity for American Bankers' shareholders to realize the best price for their shares and instead to force AIG's inferior offer upon these shareholders.

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                  Accordingly, Cendant should be given the opportunity to
demonstrate to the Department that the merger agreement will result in inequities to the shareholders of American Bankers.

          3. CENDANT'S STATUS AS A RIVAL BIDDER FOR AMERICAN BANKERS ENTITLES IT TO INTERVENE.

                  Cendant also qualifies as a person whose "interests may be affected" by the Department's disposition of AIG's Form A Applications because Cendant is a competing bidder for the acquisition of American Bankers. A.R.S. ss. 20-481.07(B). The no-shop, non-termination, and break-up fee provisions of the merger agreement stand as unlawful obstacles to Cendant's superior offer for American Bankers. Even if the Department considers and approves only the lock-up option, Cendant or any other competitive bidder will be greatly prejudiced in an attempt to consummate a merger transaction with American Bankers.

     A. DUE PROCESS REQUIRES THAT CENDANT BE GIVEN A MEANINGFUL OPPORTUNITY TO PARTICIPATE.

                  Due process considerations require that Cendant be allowed to participate meaningfully in the AIG Form A proceedings by having a full and fair opportunity to be heard. Bell v. Burson, 402 U.S. 535, 541-42 (1971) ("The hearing required by the Due Process Clause must be 'meaningful' [citation omitted] and 'appropriate to the nature of the case.'"); see also Gibbons v. Arizona Corp. Comm'n, 95 Ariz. 343, 347, 390 P.2d 582, 585 (1964) (holding that Corporation Commission abused its discretion in failing to give sufficient notice of action on plaintiff's trucking license: "While the time of notice is a matter within the Commission's discretion, [the notice] must provide an opportunity to be heard.") (Citation omitted).

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     3.   CENDANT'S PARTICIPATION IN THE FORM A PROCEEDINGS WILL PROMOTE THE
          PURPOSES OF A.R.S. SS. 20-481.

                  The statutory design of Form A proceedings clearly evidences a legislative intent that the Department obtain complete and accurate information regarding acquisitions of this nature in an adversarial setting in which shareholders, policyholders and persons "whose interests may be affected" have an opportunity to be heard on and to challenge the acquiring party's request for Department approval. See A.R.S. ss. 20-481.07(B). Cendant's intervention and participation in AIG's Form A proceeding will ensure that the Department is fully informed about AIG's Form A.

                  Specifically, Cendant is prepared to present the Department with evidence of the following:

          1.  THE MERGER AGREEMENT IS CONTRARY TO LAW.

                  As described above, the merger agreement between AIG and American Bankers is contrary to law because it contains numerous provisions designed to foreclose American Bankers from pursuing any transaction other than the AIG merger, even where an alternative transaction, such as the Cendant offer, would permit American Bankers' shareholders to receive vastly superior value for their shares. By agreeing to these provisions, American Bankers and its directors, aided and abetted by AIG and AIGF, have breached their duties under the law to protect and hold paramount the interests of their shareholders. The lock-up option, which AIG asks the Department to approve, is but one example of the illegality of the merger agreement. Through this option, American Bankers has agreed to permit AIG to purchase 19.9% of American Bankers' shares at a bargain price so as to provide AIG with the opportunity to hamper

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

substantially any attempt by a competing acquirer to enter into a merger agreement with American Bankers, even if the competing acquirer, as is Cendant, is willing and able to offer American Bankers' shareholders substantially more for their shares than is AIG.

                  The illegality of the merger agreement is a central aspect of Cendant's pending lawsuit in Florida, and Cendant would be prepared to present the Department with all relevant information developed in that lawsuit at a hearing on AIG's Form A Application.

          2. THE FACT THAT CONTROLLING PERSONS OF AIG HAVE FAILED TO FILE FORM A APPLICATIONS -- WHICH FILINGS ARE NECESSARY FOR THE DEPARTMENT PROPERLY TO EVALUATE THE AIG FORM A APPLICATION -- CALLS INTO QUESTION THE "COMPETENCE, EXPERIENCE AND INTEGRITY" OF ALL OF THOSE WHO SEEK TO CONTROL AMERICAN BANKERS.

                  The AIG Form A Application filed in Texas includes only AIG as the applicant. Cendant assumes that the Form A applications AIG has filed in American Bankers' other six domiciliary states (and Puerto Rico) similarly list AIG as the sole applicant. Under the applicable change of control statutes, all controlling persons of AIG, as defined in such statutes, must seek approval of the acquisition of control.(2)

                  Cendant believes that AIG's Form A applications are facially incomplete in their failure to disclose the control of all ultimate controlling persons of AIG -- including, without limitation, Maurice R. Greenberg and Starr International, Inc. In the absence of the requisite


--------
(2) A.R.S. ss. 20-481.01(3) provides that "control shall be presumed to exist, if any person, directly or indirectly, owns, controls, holds the power to vote or holds proxies representing 10% or more of the voting securities of any other person." As discussed above, Starr International, Inc. and Greenberg, through his control group (Starr International, Inc., The Starr Foundation, Inc., C.V. Starr & Co. and certain AIG officers and directors) each hold or control the requisite 10% or greater interest in AIG's voting securities.

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

disclosure, the Department will be unable to evaluate "the competence, experience and integrity of those persons who would control the operation of [American Bankers]," as A.R.S. ss. 20-481.07(A)(8) requires, or to determine adequately whether it would be "in the interest of policyholders of the insurer to permit the merger." Id.

                  Mr. Greenberg should have filed for approval as a potential controlling person of American Bankers in each Form A filing and should have disclosed his controlling interest in AIG. In addition, because Starr International, Inc., by itself holds sufficient stock (16.1%) to trigger the presumption of control, it should have filed for approval as a controlling person of American Bankers. A.R.S. ss. 20-481(3).

                  The conclusion that Starr International, Inc. should have been included as an applicant in AIG's Form A filings is further supported by the fact that, in AIG's filing with the Office of Thrift Supervision (the "OTS") seeking approval to become a savings and loan holding company by acquiring the stock of AIG Federal Savings Bank, each of Starr International, Inc. and C.V. Starr & Co. also sought OTS approval to become a savings and loan holding company. [Appendix Tab I (AIG's OTS Filing without attachments)] AIG's filing with the OTS stated that, as of January 31, 1997, Starr International, Inc. beneficially owned approximately 16.1% of the outstanding common stock of AIG. The filing further stated that "although [Starr International] does not believe that it controls AIG, whether acting alone or in concert with others, for purposes of Section 10 of the Home Owners Loan Act, it is filing this application in the event that the OTS does not reach the same conclusion." A similar statement was made with respect to C.V. Starr & Co.'s beneficial ownership of approximately 2.4% of the AIG common stock. The Department should inquire as to why these entities trigger consideration as controlling persons under the bank holding company laws and not pursuant to the similar standards under similar insurance holding company laws.

                  As has been demonstrated, the Department cannot adequately determine whether the merger proposed by AIG is in the best interests of American Bankers' shareholders or policyholders unless each person with a controlling interest in AIG provides the same information as AIG is required (pursuant to A.R.S. ss. 20-481.03) to submit concerning itself through its Form A Application. In cases such as this, where an initial Form A application fails to provide the Director with the necessary information about controlling persons, A.R.S. ss. 20-481.04 provides a remedy:

                  "If . . . the person required to file the [Form A statement] is a corporation, the director may require that the information required pursuant to ss. 20-481.03 [the contents of the Form A statement] shall be given with respect to such corporation, each officer and director of such corporation and each person who is directly or indirectly the beneficial owner of more than ten per cent of the outstanding voting securities of such corporation."

Starr International, Inc. and Greenberg (through Starr International, Inc., The Starr Foundation, C.V. Starr & Co. and certain AIG officers and directors) are each beneficial owners, either directly or indirectly, of more than ten percent of AIG voting stock. Thus, in order to satisfy his obligations to evaluate AIG's proposed acquisition of control over American Bankers, the Director at a minimum should exercise his authority under A.R.S. ss. 20-481.04(B) and require AIG to include in its Form A Application all information called for in section
481.03 as it pertains to Greenberg, Starr International, Inc., the Starr Foundation and C.V. Starr & Co.

          3. AIG'S ACQUISITION MAY SUBSTANTIALLY DIMINISH COMPETITION FOR INSURANCE IN ARIZONA, TENDING TO CREATE A MONOPOLY.

                  Arizona insurance law prohibits the Director from approving merger transactions: "[t]he effect of [which] would substantially lessen competition in insurance in this state or tend to create a monopoly." A.R.S. ss. 20-481.07(A)(5). In determining whether a merger would substantially lessen competition, the Director is to be guided by the provisions of A.R.S. ss. ss. 20-481.25(C) and (D). Id. Subsection (D) specifies that "[t]he director may enter a cease and desist order [prohibiting an insurer from doing business in the state] if there is substantial evidence that the effect of the acquisition may be to substantially lessen competition in any line of insurance in this state."

                  For the Director to enter such an order, he must be persuaded that there is "prima facie evidence of a violation" of A.R.S. ss. 20-481.25(D). Id. Prima facie evidence of a violation exists in any market if:

                  "(b) . . . the involved insurers possess the following market shares:

                       INSURER A                    INSURER B
                       ---------                    ---------
                    (i)   five per cent         five per cent or more
                    (ii)  ten per cent          four per cent or more
                    (iii) fifteen per cent      three per cent or more
                    (iv)  nineteen per cent     one per cent or more"

A.R.S. ss. 20-481.25(D)(1)(b).

                  In this case, prima facie evidence exists that AIG's acquisition of American Bankers would result in a violation of A.R.S. ss. 20-481.25(D). The best available market share data establishes that, for the Arizona inland marine property/casualty insurance market, AIG's market share is 11.36% and American Bankers' market share is 9.00%. [Appendix Tab K (A.M.

Best CD-Rom as of 12/31/96)] Accordingly, the increase in AIG's market share that would result from AIG's proposed acquisition of American Bankers would more than double the threshold of A.R.S. ss. 20-481.25(D)(1)(b). Indeed, the proposed merger between AIG and American Bankers, if consummated, would result in AIG having in excess of 20% of the Arizona inland marine insurance line in Arizona. Thus, prima facie evidence of a violation exists.(3)

                  In contrast, Cendant has no share of the inland marine insurance market, and Cendant's acquisition of American Bankers, would have no effect on competition "in any line of insurance in this state." A.R.S. ss. 20-481.25(D).

                  Cendant's intervention would permit it to develop for the Department an adequate record regarding the anticompetitive effects of AIG's proposed acquisition of American Bankers. In determining whether "the proposed acquisition, if consummated, would lessen competition or tend to create a monopoly," the Director is specifically authorized to consider expert testimony "on the competitive impact of the acquisition in this state" A.R.S. ss. 20-481.25(C).

                  On complex and crucial issues such as the effect of the proposed acquisitions on competition in the insurance industry in Arizona, the fact finding process will be greatly assisted by the presentation of evidence through the adversarial process. Cendant's participation in that process is essential.


--------
(3) Even in the absence of such prima facie evidence, the Director "may establish the requisite anticompetitive effect based on other substantial evidence." A.R.S. ss. 20-481.25 (E). If permitted to intervene, Cendant will present evidence that such "other substantial evidence" exists.

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

          4.   AIG AND AMERICAN BANKERS' REFUSAL TO ENTER INTO
               CENDANT'S PROPOSED CONFIDENTIALITY AGREEMENT IN THE FLORIDA LAWSUIT CALLS AIG'S INTENTIONS AND THE
               MERGER AGREEMENT INTO QUESTION.

                  AIG turned down Cendant's proposal, in the Florida lawsuit, for a protective order that would allow confidential information obtained in discovery to be shown to various insurance regulators. AIG's refusal suggests that AIG and American Bankers are anxious to prevent inquiry into critical areas and to prevent disclosure of certain information to insurance regulators. Pursuant to the insurance statute, this reticence suggests that further inquiry is necessary into whether "[t]he competence, experience and integrity of those persons who would control the operation of [American Bankers] are such that it would not be in the interest of policyholders of the insurer . . . to permit the merger." A.R.S. ss. 20-481.07(A)(8) (emphasis added).

          5. AIG'S S-4 AND TEXAS FORM A FILINGS INDICATE THAT AIG PLANS TO MAKE MATERIAL AND POSSIBLY DETRIMENTAL
               CHANGES IN THE CORPORATE AND MANAGEMENT STRUCTURES
               OF AMERICAN BANKERS AND ITS SUBSIDIARIES.

                  In its S-4 filing, AIG stated that it anticipates certain "synergies and expense savings" to flow from its proposed merger with American Bankers. [Appendix Tab D (AIG's S-4 at 22)] In contrast, in its Texas Form A application, AIG declared that "[t]here are no plans to . . . make any . . . material change in business operations or corporate structure or management." [Appendix Tab A (AIG's Texas Form A at 6] Cendant believes that investigation into this contradiction may reveal that AIG intends to implement employee reductions that could ultimately prove to be "unfair and unreasonable to policyholders of [American Bankers] and [] not in the public interest." A.R.S. ss. 20-481.07(A)(7). In addition, the undetailed "synergies and expense savings" may well include changes that "would substantially reduce the security of and service to be rendered to the policyholders." These issues require further investigation pursuant to A.R.S. ss. 20-481.07(A)(3).

IV.   THE FORM A PROCEEDINGS SHOULD BE CONSOLIDATED.

                  If the AIG Form A Application is heard or approved without Cendant's participation and simultaneous consideration of Cendant's Form A Application, AIG will receive an immediate and unfair advantage in the marketplace. Even if only the lock-up provision is approved, AIG will have obtained voting power sufficient to exert great influence over American Bankers' destiny. By hearing or approving either AIG's Form A Application or its request to exercise the lock up option, the Department, in effect, will have placed itself in the position of having recommended AIG over Cendant as the acquirer of American Bankers.


                  In Ashbacker Radio Corp. v. Federal Communications Comm'n., 326 U.S. 327, 333 (1945), the United States Supreme Court recognized that "where two bona fide applications are mutually exclusive the grant of one without a hearing to both" violates the due process rights of the applicant whose application was not considered. 326 U.S. at 329 (holding that FCC erred in granting a radio broadcast license without simultaneously considering competing application for a license to broadcast on same frequency); accord Bio-Medical Applications of Clearwater, Inc. v. Department of Health and Rehab. Servs., 370 So. 2d 19, 23 (Fla. Ct. App. 1979) (holding that department erred in refusing to consolidate competing applications for approval of new medical facilities in same health planning area: The Ashbacker doctrine "constitutes a fundamental doctrine of fair play which administrative agencies must respect and courts must be ever alert to enforce"); Bostick v. Sadler, 55 Cal. Rptr. 322, 325-26 (Ct. App. 1966) (holding that savings and loan commission had not erred in consolidating proceedings on applications for approval of bank branch corporate articles where commission policy limited number of branches in region to only one); Bay State Harness Horse Racing and Breeding Assoc., Inc. v. State Racing Comm'n., 175 N.E.2d 244, 250 (Mass. 1961) (applying Ashbacker to racing applications where state law limited total number of racing days that could be licensed: "[When] two or more persons seek mutually exclusive privileges or licenses, each applicant has an interest entitling it to hearing and review by some method which effectively compares the applicants in the light of applicable aspects of the public interest.").

                  The due process and fairness considerations present in the Ashbacker line of cases apply with special force here. See Bio-Medical, 370
So. 2d at 23 (rejecting argument that Ashbacker doctrine is inapplicable if two licenses could, theoretically, be granted: "Ashbacker should apply whenever an applicant is able to show that the granting of authority to some other applicant will substantially prejudice his application"). After all, there is only one American Bankers, and AIG and Cendant cannot both acquire it. Indeed, approving the lock-up option alone would be tantamount to granting AIG an exclusive license to acquire American Bankers, because AIG would have significant power to attempt to block any rival merger bid. Thus, any advantage given to AIG results in corresponding disadvantage to Cendant.

                  Considerations of fairness require that Cendant's and AIG's Form A Applications be heard and decided simultaneously because otherwise, the company with the first Form A hearing or approval will have an unfair advantage in closing a transaction with American Bankers and any entity still awaiting hearing or approval will be significantly prejudiced. The

Department should not engage in action that could have such a decisive impact on the marketplace when it could easily avoid that possibility by consolidating the two Form A proceedings.

V.   THE DIRECTOR SHOULD ORDER DISCLOSURE OF AIG'S FORM A APPLICATION.

                  If the Director "determines that the interests of policyholders, shareholders or the public will be served by the publication" of a Form A and supporting documents, the Director may order their disclosure. A.R.S. ss. 20-481.21. As discussed above, as a shareholder of American Bankers and as a rival for its acquisition, Cendant's interests will be substantially affected by the decision in the AIG Form A proceeding, and Cendant therefore is entitled to participate meaningfully in the proceeding. In order to allow Cendant an opportunity for meaningful participation, Cendant obviously must be permitted to examine AIG's Form A Application. Therefore, the Director should order the exchange and public filing of the AIG Form A Application as well as the Cendant Form A Application.

                  The fact that AIG's Texas Form A has been released as a public record lends further support to the conclusion that AIG's Arizona Form A should be disclosed. Texas and Arizona require substantially similar information on their Form A applications; thus AIG has no true interest in maintaining the confidentially of its Arizona Form A application. Indeed, if the information provided on AIG's Arizona Form A is substantially different from that contained in its Texas Form A, then the Arizona Form A should be disclosed to allow Cendant and other interested persons, including policyholders, an opportunity to inquire into the dissimilarities.

                                RELIEF REQUESTED

                  For the reasons discussed above, and pursuant to A.R.S. ss.ss. 20-481.07 and 41-1061, the Department should issue an order allowing Cendant to intervene as a party in the Department's administrative proceedings in connection with the proposed acquisition of American Bankers by AIG. The Department also should consolidate the AIG Form A proceeding with the Cendant Form A proceeding, both of which involve the acquisition of American Bankers. Finally, the Department should require the exchange and public filing of both Form A Applications pursuant to A.R.S. ss. 20-481.21.

February 11, 1998.

                               Respectfully submitted,
                               Howard Ross Cabot  (State Bar No. 006669)
                               Lawrence G. Scarborough (State Bar No. 006965) Brown & Bain
                               2901 N. Central Avenue
                               Phoenix, Arizona  85012

                               Philip T. Paris (State Bar No. 001420)
                               2929 N. 44th Street, Suite 120
                               Phoenix, Arizona  85018

                               Jeremy E. Butler (State Bar No. 001138)
                               Lewis and Roca, L.L.P.
                               40 N. Central Avenue
                               Phoenix, Arizona  85004-4429



                               ------------------------------------------
                               Attorneys for Petitioners Cendant Corporation
                                   and Season Acquisition Corporation

Of Counsel:

Jerome S. Hirsch
Robert J. Sullivan
Skadden, Arps, Slate,
Meagher & Flom LLP
919 Third Avenue
New York, New York  10022






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